Form 4
FORM 4 [ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Files pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Thomas Kelly JetBlue Airways Corporation 118-29 Queens Blvd. Forest Hills, NY 11375 US	2. Issuer Name and Ticker or Trading Symbol JetBlue Airways Corporation (JBLU)		6. Relationship of Reporting Person(s) to Issuer Officer ________________________ Executive Vice President
	3. IRS or Social Security Number of Reporting Person (voluntary)	4. Statement for Month/Day/Year 05/01/03	7. Individual or Joint/Group Filing Form filed by One Reporting Person
5. If Amendment, Date of Original (Month/Day/Yr) Original Date N/A

Table I-Non-Derivative Securities Acquired,Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock	05/01/03	05/01/03	S (1)		1,500	D	$31.20	333,466	I	(2)
Common Stock								2,697 (3)	D
Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date if any (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Ex-piration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Security: Direct(D)or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Explanation of Responses
(1) These shares were sold in compliance with a qualified selling plan adopted by the reporting person pursuant to Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended. (2) These shares are held by Kelly Holdings, L.C. The reporting person is the manager of Kelly Holdings, L.C. and the reporting person disclaims beneficial ownership in these shares except to the extent of his pecuniary interest in such shares. 61,920 of the shares are subject to a right of repurchase in favor of the issuer in the event the reporting person ceases to render services to the issuer. Such right of repurchase lapses with respect to such shares on September 18, 2003. (3) Includes 599 shares acquired on May 1, 2003 through participation in issuer's crewmember stock purchase plan in an exempt transaction under Section 16(b) of the Securities Exchange Act of 1934, as amended.

**Intentional misstatements or omissions of facts constiute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Signature of Reporting Person: Thomas E. Kelly	Date: 5/2/2003